Exhibit 4

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS SECOND QUARTER 2013 RESULTS

Toronto, ON – August 8, 2013… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the three months and six months ended June 30, 2013. All amounts in this release are in U.S. dollars unless otherwise stated.

Second Quarter 2013 Highlights

•

Commenced a summer exploration campaign involving diamond drilling, geophysical surveying and linecutting on eight properties in the Athabasca Basin. To date, the highlight of the program has been the intersection, at Phoenix A, of 43.2% eU3O8 over 10.3 metres for a grade x thickness product (“GT”) of 445.0 %m, the highest GT of any hole drilled to date on the Wheeler River property.

•

Expanded mineralization at the recently discovered 489 Zone on the Wheeler River property. Mineralization of 0.32% eU3O8 over 3.2 metres was intersected along strike 300 metres to the northeast of the previously reported mineralization. Drilling at the 489 Zone continues to show positive indications for the potential discovery of higher grade mineralization, including the presence of strong graphitic fault zones in the basement and encouraging sandstone alteration and geochemistry.

•	Closed a CAD$15.0 million ($14.4 million) flow-through share offering, which will fund the Company’s Canadian exploration programs through to the end of 2014.

•

Completed the acquisition of a portfolio of assets (“Fission Arrangement”) from Fission Energy Corp. (“Fission”), which included its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint ventures in Namibia.

Financial Results

The Company recorded a net loss from continuing operations of $2,430,000 ($0.01 per share) and $7,899,000 ($0.02 per share) for the three months and six months ended June 30, 2013, compared with a net loss from continuing operations of $1,699,000 ($0.01 per share) and $11,215,000 ($0.03 per share) for the three months and six months ended June 30, 2012. During the three months and six months ended June 30, 2012, the Company also recorded a loss of $50,361,000 ($0.13 per share) and $92,836,000 ($0.24 per share) from discontinued operations.

	Three months ended		Six months ended
(in thousands, except for per share amounts)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Results of Operations:
Total revenues from continuing operations	$2,902	$2,431	$5,193	$6,035
Net income (loss) from continuing operations	(2,430)	(1,699)	(7,899)	(11,215)
Net income (loss) from discontinued operations	—	(50,361)	—	(92,836)
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.01)	(0.02)	(0.03)
Basic and diluted earnings (loss) per share from discontinued operations	—	(0.13)	—	(0.24)

(in thousands)	As at June 30, 2013	As at December 31, 2012
Financial Position:
Cash and cash equivalents	$31,441	$38,188
Working capital	31,406	35,298
Long-term investments	921	2,843
Property, plant and equipment	318,184	247,888
Total assets	361,608	300,356
Total long-term liabilities	$25,750	$28,630

Revenue

Revenue from Denison Environmental Services (“DES”) for the three months and six months ended June 30, 2013 was $2,446,000 and $4,353,000 compared to $1,996,000 and $5,165,000 in the same periods in 2012.

Revenue from the management contract with Uranium Participation Corp. (“UPC”) for the three months and six months ended June 30, 2013 was $456,000 and $840,000 compared to $435,000 and $870,000 in the same periods in 2012.

Operating Expenses

Commissioning of the McClean Lake mill began in the second quarter in preparation for processing of Cigar Lake ore later in 2013. The Cigar Lake joint venture continues to pay nearly all of the expenses under the terms of a toll milling agreement. Denison’s share of operating costs for the three months and six months ended June 30, 2013 totaled $203,000 and $473,000 compared to $749,000 and $1,259,000 for the three and six months ended June 30, 2012. Operating costs were lower in 2013 primarily due to lower expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program. The SABRE program costs are wholly funded by the McClean Lake joint venture.

Operating expenses include costs relating to DES amounting to $2,102,000 and $4,039,000 for the three and six months ended June 30, 2013 compared to $2,065,000 and $5,086,000 for the same periods in 2012.

Mineral Property Exploration

Denison is engaged in uranium exploration in Canada, Zambia, Namibia and Mongolia, as both operator and non-operator of joint arrangements and as operator of its own properties. Exploration expenditures for the three months and six months ended June 30, 2013 were $2,502,000 and $7,211,000 compared to $4,396,000 and $7,416,000 for the same periods in 2012. The decrease in expenditures for the three months ended June 30, 2013 is primarily due to reduced spending on the Mongolian properties offset partially by increased spending on Canadian properties.

In Canada, Denison’s share of exploration spending on its Canadian properties totaled $2,306,000 and $6,479,000 for the three months and six months ended June 30, 2013 compared to $1,223,000 and $3,818,000 for the same periods in 2012.

At the 60% owned Wheeler River project, a summer drill program started in mid-June 2013. A total of 23 drill holes are planned and the program is expected to be completed in early August. Highlights of the program to date are summarized in the table and discussion below:

Wheeler River Summer 2013 Drilling Highlights To Date

Hole-ID	Area	From (m)	To (m)	Length (m)	eU3O8[1] (%)
WR-525	Phoenix A	401.6	411.9	10.3	43.2
WR-527	Phoenix A	403.5	405.2	1.7	16.4
WR-528	Phoenix A	403.7	406.8	3.1	13.0
WR-518	489 Zone	411.1	414.3	3.2	0.3

[1]	eU3O8 is radiometric equivalent uranium calculated from a total gamma down-hole probe

Four drill holes have been completed at the Phoenix A deposit and were designed to evaluate possible high grade extensions outside of the higher grade domain as defined in the most recent mineral resource estimate dated December 31, 2012. Three of the four drill holes have intersected high grade mineralization. WR-525 was drilled to the west of the current western margin of the higher grade domain and intersected 10.3 metres of 43.2% eU3O8 (GT=445.0 %m). WR-527 and WR-528 were drilled east of the current eastern margin of the higher grade domain and intersected 1.7 metres of 16.4% eU3O8 (GT=27.9 %m) and 3.1 metres of 13.0% eU3O8 (GT=40.3 %m), respectively.

The other objectives of the summer program were to follow-up the low grade mineralization identified at the 489 Zone and complete further drilling at the Phoenix North area. At the 489 Zone, low grade mineralization was intersected in WR-518 on the first fence to follow up on mineralization intersected in the winter 2013 drilling program. This first fence was a 300 metre step out along strike to the northeast of previous mineralization. Drill hole WR-518 intersected 3.2 metres of 0.32% eU3O8 . Drilling at the 489 Zone continues to show positive indications for the discovery of higher grade mineralization, including the presence of strong graphitic fault zones in the basement and encouraging sandstone alteration and geochemistry. Drilling in the Phoenix North area has not returned any significant mineralization at this time. Several targets remain to be tested in this area.

In Zambia, exploration expenditures of $140,000 and $335,000 for the three months and six months ended June 30, 2013 were incurred on the Company’s Mutanga project compared to $657,000 and $776,000 for the same periods in 2012. Soil geochemical surveying and radon sampling programs started in February 2013 and are still in progress at the end of June.

In Mongolia, exploration expenditures on the Company’s Gurvan Saihan joint venture (“GSJV”) properties totaled $56,000 and $397,000 for the three months and six months ended June 30, 2013, compared to $2,516,000 and $2,822,000 for the same periods in 2012. Exploration activities have been reduced in 2013, as the Company focuses on completing the field programs and studies necessary to convert the Company’s exploration licenses to mining licenses. By comparison, the Company completed a 29,600 metre drill program on the Urt Tsav and Ulziit properties in the second quarter of 2012.

The Company and Mon-Atom LLC, the Mongolian state-owned uranium company, are continuing to pursue restructuring of the GSJV to meet the requirements of the Nuclear Energy Law. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest. Depending on the amount of historic exploration that was funded by the Government of Mongolia, Mon-Atom LLC is entitled to hold a 34% to 51% interest in the GSJV. Discussions with relevant government agencies are on-going, and the timing for completion of the restructuring is uncertain at this time.

General and Administrative

General and administrative expenses totaled $2,049,000 and $3,952,000 for the three months and six months ended June 30, 2013 compared with $2,225,000 and $4,830,000 for the same periods in 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. The decline in general and administrative expenditures in 2013 is largely a result of a decrease in share-based compensation and personnel costs from the implementation of various staff reduction plans late in 2012 and early 2013.

Liquidity & Capital Resources

Cash and cash equivalents were $31,441,000 at June 30, 2013 compared with $38,188,000 at December 31, 2012. The decrease of $6,747,000 was primarily due to cash used in operations of $13,527,000, cash used in investing activities of $5,648,000, offset by cash provided by financing activities of $13,579,000.

Net cash used in operating activities of $13,527,000 in the six months ended June 30, 2013 is comprised of net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $699,000 in trade and other receivables and a decrease of $2,435,000 in accounts payable and accrued liabilities.

Net cash used in investing activities of $5,648,000 consists primarily of $4,058,000 spent in connection with the Fission Arrangement, $949,000 spent on property, plant and equipment expenditures, and $715,000 spent in connection with the JNR Arrangement.

Net cash from financing activities totaled $13,579,000, primarily due to the issue of flow-through common shares, net of issue costs.

The Company has in place a revolving credit facility for up to $15,000,000 (the “Credit Facility”). On June 27, 2013, the Company extended the maturity date of the Credit Facility from June 28, 2013 to January 31, 2014. At June 30, 2013, the Company is in compliance with its facility covenants and there is no debt outstanding under this facility; however, $9,221,000 of the facility was used as collateral for certain letters of credit. As part of the Credit Facility, the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc.

Outlook for 2013

The Company has refined its 2013 budget for exploration, development and operations in Canada, Zambia and Mongolia as outlined below:

(in thousands)	Original Budget		Revised Budget		Spend to June 30, 2013(2)
Canada – Mining
Exploration	$9,900	(1)	$12,100	(1)	$6,489
Development/Operations	1,114	(1)	1,614	(1)	641
Zambia	3,500		3,100		1,357
Mongolia	1,700		1,400		874

Total	$16,214		$18,214		$9,361

[1]	Budget figures have been converted using a US$ to CAD$ exchange rate of 1.0000.
[2]	Represents a non-GAAP measure and excludes non-cash depreciation and amortization amounts of $252,000.

Canada

Exploration

With the addition of several new properties from the Company’s recent acquisition of Fission, the Company has increased its exploration budget for 2013. Based on the revised budget, Denison is now expecting to spend $12,100,000 on Canadian exploration during 2013, as compared to the previously announced budget of $9,900,000. Through to the end of June 2013, the Company has spent $6,489,000, with the remaining budget planned on the following summer programs:

Property	Activity
Wheeler River (60% Denison)	Drilling (7,830 metres)

Crawford Lake (100% Denison)	Drilling (600 metres)

Gumboot (100% Denison)	Drilling (1,500 metres)

Johnston Lake (100% Denison)	Geophysical surveys & drilling (2,800 metres)

Moon Lake (56.6% Denison)	Drilling (1,570 metres)

Packrat (100% Denison)	Drilling (1,200 metres)

South Dufferin (100% Denison)	Drilling (1,500 metres)

Waterbury (60% Denison)	Geophysical surveys & drilling (2,460 metres)

In addition to the above programs, International Enexco Ltd. is funding a five drill hole exploration program to earn a 20% interest in the Bachman Lake (100% Denison) property.

Development / Operations

Approximately $3,500,000 (Denison’s share $814,000) continues to be budgeted for the Midwest and McClean Underground development stage projects and the SABRE program for 2013. The majority of the expenditures are planned for the evaluation of the 2012 SABRE test program, the design of a semi-commercial field program for 2014, and the preliminary evaluation of the use of SABRE mining method for the Caribou deposit. The McClean Underground project Feasibility Study was completed in the fourth quarter of 2012, and a production decision was deferred due to the poor condition of the uranium market. A production decision will be revisited in the fourth quarter of 2013. Very little work is currently planned on the Midwest project.

Commissioning of the McClean Lake mill has started in preparation for processing of Cigar Lake ore later in 2013. As a result of changes to the anticipated mill feed schedule, Denison’s share of operating and capital expenditures in 2013 has been revised from $1,800,000, as originally budgeted, to $1,100,000. Additionally, Denison has reduced its revenue projection for U3O8 sales and toll milling fees from $1,500,000 to $300,000 due to a reduction in U3O8 sales. Construction on the McClean Lake mill expansion, which is 100% funded by the Cigar Lake joint venture, began last summer and will increase annual production capacity to 24 million pounds U3O8.

International

On its wholly owned Mutanga project in Zambia, the Company is carrying out an extensive program of geological mapping as well as geochemical and geophysical surveying to increase the confidence in existing drill targets and identify new targets. At this point no exploration drilling is planned for 2013. The Zambian program budget has been reduced from $3,500,000 to $3,100,000 for the year.

On the newly acquired Dome project in Namibia, where Denison currently holds an approximate 71% interest, Denison has been advised that Rio Tinto plans to spend $1,400,000 on a 2,000 metre drill program starting in the third quarter of 2013, as part of that company’s earn in obligations. Rio Tinto must spend $5,000,000 by September 2016 to earn 49% of Denison’s interest in the joint arrangement.

In Mongolia, mining license applications for its four license areas were submitted in 2011 and the Company is continuing to work to restructure the GSJV to meet the requirements of the Mongolian Nuclear Energy Law. The focus in 2013 will be on the ongoing restructuring efforts and the work necessary to obtain mining licenses. The Mongolian project budget has been reduced from $1,700,000 to $1,400,000 for the year.

Qualified Person

The disclosure of a scientific or technical nature regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and its Form 40-F available at http://www.sec.gov/edgar.shtml.

Additional Information

Denison’s consolidated financial statements for the six month period ended June 30, 2013 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 603,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, an approximate 71% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8 ”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.